SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ASTERIAS BIOTHERAPEUTICS, INC.

(Name of Issuer)
Series A Common Stock, par value $0.0001 per share	04624N 10 7
(Title of class of securities)	(CUSIP number)

Robert W. Peabody
Senior Vice President, Chief Operating Officer, and Chief Financial Officer
BioTime, Inc.
1301 Harbor Bay Parkway
Alameda, California 94502
(510) 521-3390

(Name, address and telephone number of person authorized to receive notices and communications)

April 9, 2014

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following page(s))

CUSIP No. 04624N 10 7	13D

1	NAME OF REPORTING PERSON: BioTime, Inc. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 94-3127919
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: California
NUMBER OF SHARES	7	SOLE VOTING POWER: 24,973,340(1)(2)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER: 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER: 24,973,340(1)(2)
PERSON WITH	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY
REPORTING PERSON: 24,973,340(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 79.3%(3)(4)
14	TYPE OF REPORTING PERSON:	CO

(1) Consists of (i) 21,823,340 shares of the Series B common stock, par value $0.0001 per share (“Series B Shares”) of Asterias Biotherapeutics, Inc., a Delaware corporation (the “Company”) and (ii) warrants to subscribe for and purchase 3,150,000 Series B Shares at an exercise price of $5.00 per share (“Series B Warrants”)

(2)  Each Series B Share is convertible at any time into one share of Series A common stock, par value $0.0001 per share (“Series A Shares”) of the Company, at the Company’s election by resolution of the Company’s Board of Directors after the Company distributes the BioTime Warrants to the holders of its Series A Shares.  Each holder of record of Series A Shares or Series B Shares is entitled to one vote for each outstanding Series A Share or Series B Share owned on every matter properly submitted to the shareholders for their vote.  Upon the conversion of the outstanding Series B Shares into Series A Shares, the Series B Warrants will become exercisable for Series A Shares.

(3) Based on the aggregate number of Series B Shares beneficially owned by the Reporting Person (assuming the exercise of the Series B Warrants), which shares are treated as converted into Series A Shares only for purposes of computing the percentage ownership of the Reporting Person.

(4)  Based on 6,537,779 Series A Shares outstanding as of March 11, 2014, as reported by the Company, plus the number of Series B Shares beneficially owned by the Reporting Person (assuming the exercise of the Series B Warrants), which are treated as converted into Series A Shares only for the purpose of computing the percentage ownership of the Reporting Person.  Does not include 2,137,700 Series B Shares and 350,000 Series B Warrants held by other persons.
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This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Statement on Schedule 13D, dated October 1, 2013 (the “Schedule 13D”), relating to the Series A Shares of Asterias Biotherapeutics, Inc., a Delaware corporation (the “Company”), and is filed by and on behalf of BioTime, Inc. (the “Reporting Person”).  Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Statement.

ITEM 1.  SECURITY AND ISSUER

This Amendment No. 1 relates to the Series A Shares of the Company and is being filed pursuant to Rule 13d-1 under the Exchange Act.  The address of the principal executive offices of the Company is 230 Constitution Drive, Menlo Park, California 94025.

ITEM 2. IDENTITY AND BACKGROUND

(a)            This Amendment No. 1 is being filed on behalf of BioTime, Inc., a California corporation as the Reporting Person.

(b)            The address of the principal office of the Reporting Person is BioTime, Inc., 1301 Harbor Bay Parkway, Suite 100, Alameda, California 94504.

(c)            The Reporting Person is a biotechnology company focused on the emerging field of regenerative medicine.

(d)            The Reporting Person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            The Reporting Person has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The Reporting Person is organized under the laws of the state of California.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information on the Reporting Person’s cover sheet and presented in response to Item 5 in the Schedule 13D prior to this Amendment No. 1 is incorporated by reference herein.  There has been no material change from the information last reported in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

On April 9, 2014, in accordance with resolutions approved by its Board of Directors, the Reporting Person took action by written consent as a stockholder of the Company to effect the following actions:  (a) amend Article III, Section 2 of the Bylaws of the Company to fix the authorized number of directors at eight (8) until such number is increased or decreased by the stockholders, provided that the authorized number of directors shall not be less than three (3); (b) amend Article III, Section 4 of the Bylaws of the Company to provide that vacancies in the Board of Directors may be filled only by the stockholders; and (c) elect Robert W. Peabody, Judith Segall, and Richard LeBuhn as directors of the Company to fill the existing vacancy that was created by the resignation of Franklin Berger, and the vacancies created by the increase in the authorized number of directors constituting the full Board of Directors, to hold office until his or her successor is elected or until his or her earlier death, resignation or removal.

On April 10, 2014, at a meeting of the Board of Directors of the Company, the directors determined to terminate the employment of the Company’s President and Chief Executive Officer, Thomas Okarma, without cause under the terms of his employment agreement with the Company, and appointed Michael D. West as President and Chief Executive Officer.

The Reporting Person does not have any plans or proposals that relate to or would result in:  (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

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However, the Reporting Person is the controlling stockholder of the Company, and three of the eight members of the Board of Directors of the Company are members of the Reporting Person’s Board of Directors, one of the directors of the Company who is not a director of the Reporting Person is an executive officer of the Reporting Person, and another director of the Company who is not a director of the Reporting Person may be deemed an affiliate of a shareholder that beneficially owns more than 5% of the common shares of the Reporting Person.  The Reporting Person may, through its control of the Company as a stockholder or through the action of persons who serve on the Board of Directors of the Company, from time to time cause the Company to engage in any or all of the kinds of transactions described in the immediately preceding paragraph.  Without limiting the generality of the immediately preceding sentence, the Reporting Person, directly or through the action of the Board of Directors of the Company, may (1) cause the Company to expand the size of the Company’s Board of Directors and to elect additional directors, (2) cause the Company to reduce the size of the Company’s Board of Directors, (3) nominate persons to stand for election as directors at any annual or special meeting of stockholders of the Company at which directors are to be elected, (4) cause any incumbent director not to be nominated to stand for election as a director at any annual or special meeting of stockholders of the Company at which directors are to be elected, (5) remove any director with or without cause by a vote at any annual or special meeting of stockholders of the Company at which directors are to be elected, or by written consent without a vote, (6) in the event of the death or resignation or removal of a director of the Company, elect a replacement director, and (7) further amend the Bylaws of the Company.  Any such newly elected directors may be officers, directors, or affiliates of the Reporting Person or may be “independent” directors (under Section 8.03(A) of the NYSE MKT Company Guide or the rules of any other national securities exchange) with respect to the Reporting Person and/or the Company.

Although the Board of Directors has terminated the employment of Thomas Okarma, Dr. Okarma remains a director of the Company.  Although the Board of Directors of the Company has not yet made a determination with respect to the nomination of persons to stand for election as directors at the next annual meeting of stockholders of the Company, or at any special meeting of stockholders at which directors may be elected, it is likely that the directors elected to the Company’s Board of Directors by the Reporting Person or who are also directors of the Reporting Person will not nominate Thomas Okarma to stand for election as a director.

The Reporting Person may also, from time to time, through its control of the of the Company, cause the Company to (i) offer and sell additional securities in order to raise capital for the Company’s operations or to acquire one or more businesses or assets for use in the Company’s business, and (ii) if and when opportunities present themselves, cause the Company to enter into one or more merger agreements or other agreements to acquire other business or assets, or merger or consolidation agreements in which the Company is not the surviving corporation.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)	There has been no material change from the information last reported in the Schedule 13D.

(b)	There has been no material change from the information last reported in the Schedule 13D.

(c)	There has been no material change from the information last reported in the Schedule 13D.

(d)	There has been no material change from the information last reported in the Schedule 13D.

(e)	Not applicable.
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There has been no material change from the information last reported in the Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:	Written Consent to Action in Lieu of Meeting of the Stockholders of Asterias Biotherapeutics, Inc., dated April 9, 2014

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information contained in this statement is true, complete and correct.

Dated: April 11, 2014	BIOTIME, INC.
a California corporation

	By:	/s/ Robert W. Peabody
Robert W. Peabody,
Senior Vice President,
Chief Operating Officer, and
Chief Financial Officer

Page 5 of 7 Pages

WRITTEN CONSENT
TO ACTION IN LIEU OF MEETING
OF THE STOCKHOLDERS OF

ASTERIAS BIOTHERAPEUTICS, INC.

The undersigned, being a stockholder of Asterias Biotherapeutics, Inc., a Delaware corporation (the “Corporation”), owning 21,823,340 shares of Series B common stock of the Corporation, constituting approximately 71.6% of the Corporation’s outstanding common stock, does hereby consent to the adoption of, and does adopt, the following resolutions by written consent, in lieu of a meeting, pursuant to Sections 228 of the General Corporation Law of the State of Delaware and Article II, Section 10 of the Bylaws of the Corporation (the “Bylaws”), effective immediately:

RESOLVED, that Article III, Section 2 of the Bylaws be, and hereby is, amended in its entirety to read as follows:

Section 2. Number and Qualification of Directors.  The authorized number of directors constituting the full Board of Directors shall be eight (8), unless and until such number is increased or decreased by the stockholders, provided that the authorized number of directors shall not be less than three (3).

RESOLVED, that each of the following persons be and hereby is elected as a director of the Corporation to fill the existing vacancy and the vacancies created by the increase in the authorized number of directors constituting the full Board of Directors, to hold office until his or her successor is elected or until his or her earlier death, resignation or removal, effective immediately upon the effective time of the amendment to Article III, Section 2 of the Bylaws as set forth in the immediately preceding resolution:

Robert W. Peabody
Judith Segall
Richard LeBuhn

RESOLVED, that Article III, Section 4 of the Bylaws be, and hereby is, amended in its entirety to read as follows:

Section 4. Vacancies.  Vacancies in the Board of Directors may be filled only by the stockholders.  Any such election by written consent of the stockholders shall require the vote or consent of the holders of a majority of the outstanding shares entitled to vote.  Each director so elected shall hold office until the next annual meeting of the stockholders and until a successor has been elected and qualified.

A vacancy or vacancies in the Board of Directors shall be deemed to exist in the event of the death, resignation, or removal of any director, the increase in the number of directors authorized, or if the Court of Chancery has removed a director for conviction of a felony, or if the stockholders fail, at any meeting of stockholders at which any director or directors are elected, to elect the number of directors to be voted for at that meeting.

Any director may resign effective on giving written notice to the Chairman of the Board, the President, the Secretary, or the Board of Directors, unless the notice specifies a later time for that resignation to become effective. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. If the resignation of a director is effective at some future time, the stockholders may elect a successor to take office when the resignation becomes effective.

No reduction of the authorized number of directors shall have the effect of removing any director before that director's term of office expires.
[Signature page follows]

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IN WITNESS WHEREOF, the undersigned has executed this Written Consent.

BIOTIME, INC.

Date: April 9, 2014	By:	s/Robert W. Peabody
	Name:	Robert W. Peabody
	Title:	Sr. VP and CFO

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